Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May, 2011	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Its First Quarter 2011 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 23, 2011--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, today approved its financial results for the first quarter of 2011.

  Total Net Sales were €121.0 million, down 4.3% as compared to first quarter 2010
  Industrial Margin was €42.8 million as compared to €48.7 million in first quarter 2010
  Negative EBIT of €2.5 million, vs. a positive EBIT of €0.5 million in first quarter 2010
  Net Group Loss of €3.0 million vs. a Net Group Loss of €1.3 million in first quarter 2010
  Positive Net Financial Position of €74.9 with a considerable improvement as compared to December 31, 2010.

Total Net Sales (including raw materials and semi-finished products sold to third parties) were €121.0 million, decreasing by 4.3% with respect to 2010.
Total upholstery sales totalled € 105.4 million with a decline of 5.3% over the same period in 2010.

The break-down of upholstery net sales by geographic area was as follows: Europe (excluding Italy) 49.5%, the Americas 26.1%, Italy 14.1% and Rest of the World 10.3%.
The best commercial performances were reported in the Rest of the World area with an encouraging increase of 16.1%. In particular evidence, China has nearly tripled its sales of Natuzzi branded products. A return to a positive performance in Europe with 3.6% was noted. In particular, a recovery of sales of the Natuzzi branded products in Germany (+11.0%) and in Great Britain (+12.0%) was recorded. By contrast, Sales in North America still suffer from the persistent non favourable economic environment.

Industrial margin, 35.4% of sales compared to 38.5% in the first quarter of 2010, mainly reflects the considerable increase in the prices of raw materials.

Further rationalization of the selling and administrative costs (SG&A) allowed an improvement on net sales from 22.1% in first quarter 2010 to 21.4% in first quarter 2011.

EBITDA amounted to € 2.6 million in the first quarter of 2011 versus € 6.8 million in the first quarter of 2010 as a result of deterioration in EBIT margin, which ended with a loss of € 2.5 million in the first quarter of 2011 compared to a positive margin of € 0.5 million in the same period of last year.

Finally, the net result of the Group for the first quarter of 2011 recorded a loss of € 3.0 million compared to a loss of € 1.3 million in the first quarter of 2010.

Balance Sheet

A strong improvement of net financial position was recorded at 31 March 2011 which rose from € 45.6 million at 31 December 2010 to € 74.9 million largely due to a compensation by Chinese governmental authorities, as a result of the Shanghai factory relocation in a new industrial area.

Pasquale Natuzzi, Chairman and CEO of the Natuzzi S.p.A., stated: "In the first quarter of 2011 we recorded a slight decrease in sales as a consequence of the U.S. market, which suffered from the decline in production in China due to the shift of production facilities.
In recent weeks the level of production capacity has already been fully restored, which is necessary in order to ensure an adequate level of service which is fundamental in a market like the U.S., already characterized by weak demand for home decor products.
We are aware of the difficulties we are still facing, given the uncertain economic situation, and for this reason we continue to work on simplification and integration of brands, markets, distribution channels and facilities to better serve customers that represent a core value for our company.
The strong financial position enables us to give continuity to the specific investments in terms of product and process innovation, development and valorization of the brand, expansion within the emerging markets like India, China and Brazil, while maintaining our presence in our historical markets”.

The Company will host a conference call on May 24th, 2011 at 10:00 a.m. Eastern Time (4.00 pm European Continental time) to discuss first quarter 2011 financial results. To participate, dial in toll-free 1-888-329-8889 and toll international 1-719-457-2714. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section.

A replay of the call will be available shortly after the completion of the conference call through June 24th 2011. To access the telephone replay, participants should dial 1-877-870-5176 for domestic calls and 1-858-384-5517 for international calls. The access code for the replay is: 9102020.

About Natuzzi
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 518.6 million in 2010. Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

	Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on March 31, 2011 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	March 31, 2011	March 31, 2010%		March 31, 2011	March 31, 2010

Upholstery net sales	105.4	111.3	-5.3%	87.1%	88.0%
Other sales	15.6	15.2	2.6%	12.9%	12.0%
Total Net Sales	121.0	126.5	-4.3%	100.0%	100.0%

Consumption (*)	(51.0)	(49.7)	2.6%	-42.1%	-39.3%
Labor	(19.6)	(19.6)	0.0%	-16.2%	-15.5%
Industrial Costs	(7.6)	(8.5)	-10.6%	-6.3%	-6.7%
of which Depreciation, Amortization	(2.6)	(3.1)
Cost of Sales	(78.2)	(77.8)	0.5%	-64.6%	-61.5%

Industrial Margin	42.8	48.7	-12.1%	35.4%	38.5%

Selling Expenses
Transportation	(11.3)	(11.5)		9.3%	9.1%
Commissions	(2.2)	(2.4)		1.8%	2.0%
Advertising	(5.9)	(6.3)		4.9%	5.0%

Other Selling and G&A	(25.9)	(28.0)		21.4%	22.1%
of which Depreciation, Amortization	(2.5)	(3.2)

EBITDA	2.6	6.8		2.1%	5.4%

EBIT	(2.5)	0.5		-2.1%	0.4%

Interest Income/(Costs), Net	(0.1)	(0.4)
Foreign Exchange, Net	0.7	0.9
Other Income/(Cost), Net	(0.5)	0.3

Earning before Income Taxes	(2.3)	1.3		-1.9%	1.0%

Current taxes	(0.7)	(2.6)		-0.6%	-2.1%

Net result	(3.0)	(1.3)		-2.5%	-1.0%

Minority interest	0.0	0.0

Net Group Result	(3.0)	(1.3)		-2.5%	-1.0%

Net Group Result per Share	(0.06)	(0.02)

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	March 31, 2011	March 31, 2010%		March 31, 2011	March 31, 2010

Total Net Sales	165.7	173.2	-4.3%	100.0%	100.0%
Industrial Profit	58.6	66.7	-12.1%	35.4%	38.5%
EBIT	(3.4)	0.7	-600.0%	-2.1%	0.4%
Net Group Result	(4.2)	(1.8)	-134.6%	-2.5%	-1.0%
Net Group Result per Share	(0.1)	(0.0)

Average exchange rate (U.S.$ per €)	1.3694

(*) Purchases plus beginning stock minus final stock and leather processing

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	March 31, 2011		March 31, 2010		Change %	March 31, 2011		March 31, 2010		Change %

Americas	27.5	26.1%	36.0	32.3%	-23.6%	151,928	35.7%	197,694	42.4%	-23.2%
Natuzzi	4.3	4.1%	4.4	4.0%	-2.3%	12,516	2.9%	11,547	2.5%	8.4%
All brands (*)	23.2	22.0%	31.6	28.4%	-26.6%	139,412	32.8%	186,147	39.9%	-25.1%

Europe	52.2	49.5%	50.4	45.3%	3.6%	187,321	44.1%	187,564	40.2%	-0.1%
Natuzzi	26.6	25.2%	26.6	23.9%	0.0%	61,768	14.5%	65,144	14.0%	-5.2%
All brands (*)	25.6	24.3%	23.8	21.4%	7.6%	125,553	29.5%	122,420	26.3%	2.6%

Italy (Natuzzi)	14.9	14.1%	15.6	14.0%	-4.5%	48,040	11.3%	46,494	10.0%	3.3%

Rest of the world	10.8	10.3%	9.3	8.4%	16.1%	37,895	8.9%	34,561	7.4%	9.6%
Natuzzi	6.7	6.4%	5.9	5.3%	13.6%	15,224	3.6%	13,352	10.0%	14.0%
All brands (*)	4.1	3.9%	3.4	3.1%	20.6%	22,671	5.3%	21,209	4.5%	6.9%

Total	105.4	100.0%	111.3	100.0%	-5.3%	425,184	100.0%	466,313	100.0%	-8.8%

				Brands breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	March 31, 2011		March 31, 2010		Change %	March 31, 2011		March 31, 2010		Change %

Natuzzi	52.5	49.8%	52.5	47.2%	0.0%	137,547	32.4%	136,537	29.3%	0.7%

All brands (*)	52.9	50.2%	58.8	52.8%	-10.0%	287,636	67.6%	329,776	70.7%	-12.8%

Total	105.4	100.0%	111.3	100.0%	-5.3%	425,184	100.0%	466,313	100.0%	-8.8%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at March 31, 2011 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	31-Mar-11	31-Dec-10

Current assets:
Cash and cash equivalents	95.2	61.1
Marketable debt securities	0	0.0
Trade receivables, net	89.5	95.8
Other receivables	53.7	51.7
Inventories	88.5	87.4
Unrealized foreign exchange gains	1.3	0.2
Prepaid expenses and accrued income	1.7	1.3
Deferred income taxes	0.9	1.1

Total current assets	330.8	298.6

Non current assets:
Net property, plant and equipment	195.5	196
Other assets	8.7	9.3

Total non current assets	204.2	205.3

TOTAL ASSETS	535.0	503.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	5.3	0.1
Current portion of long-term debt	2.6	2.6
Accounts payable-trade	57.6	64.3
Accounts payable-other	68.8	27.9
Unrealized foreign exchange losses	0.2	1.1
Income taxes	2.5	2.9
Salaries, wages and related liabilities	9.4	9.9

Total current liabilities	146.4	108.8

Long-term liabilities:
Employees' leaving entitlement	28.2	28.4
Long-term debt	12.4	12.8
Deferred income for capital grants	10.2	10.4
Other liabilities	18.6	18.2

Total long-term liabilities	69.4	69.8

Minority interest	2.0	2.1

Shareholders' equity:
Share capital	54.9	54.9
Reserves	12.0	12.0
Additional paid-in capital	9.3	9.3
Retained earnings	241.0	247.0

Total shareholders' equity	317.2	323.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	535.0	503.9

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	31 March 11	31 Dec 10
Cash flows from operating activities:
Net earnings (loss)	(3.0)	(11.1)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	5.2	23.4
Employees' leaving entitlement	(0.3)	(1.2)
Deferred income taxes	0.2	(0.4)
Minority interest	-	0.1
(Gain) loss on disposal of assets	(0.3)	0.6
Unrealized foreign exchange losses and gains	(2.0)	0.8
Impairment of long lived assets	(0.1)	(0.7)
Deferred income for capital grants
Non monetary operating costs	2.7	22.6

Change in assets and liabilities:
Receivables, net	6.3	1.2
Inventories	(1.1)	(5.8)
Prepaid expenses and accrued income	(0.4)	0.1
Other assets	(2.0)	2.8
Accounts payable	(6.7)	(2.2)
Income taxes	(0.4)	(0.7)
Salaries, wages and related liabilities	(0.6)	(5.1)
Other liabilities	(1.3)	(0.2)

Net working capital	(6.2)	(9.9)

Net cash provided by operating activities	(6.5)	1.6

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6.7)	(17.9)
Disposals	0.1	0.2
Proceeds from sales	43.3
Marketable debt securities:		-

Net cash used in investing activities	36.7	(17.7)

Cash flows from financing activities:
Long-term debt:
Proceeds		9.8
Repayments	(0.4)	(1.3)
Short-term borrowings	5.2	(0.7)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	4.8	7.8

Effect of translation adjustments on cash	(0.9)	3.1

Increase (decrease) in cash and cash equivalents	34.1	(5.2)

Cash and cash equivalents, beginning of the year	61.1	66.3

Cash and cash equivalents, end of the year	95.2	61.1

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa cell
+39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 335 7276939
Giacomo Ventolone
gventolone@natuzzi.com
or
Tel.: + 39 080 8820676
Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 23, 2011	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi